15046805

...ES
...E COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8-49107

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: **Guggenheim Securities, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue
(No. and Street)

New York (City) **New York** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Paolino **(212) 338-8836**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue (Address) **New York** (City) **New York** (State) **10154** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
REGISTRATIONS BRANCH
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AFFIRMATION

I, Allan M. Katz, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Guggenheim Securities, LLC (the Company), as of December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Allan M. Katz
Chief Financial Officer

Sworn and subscribed to before me this
2 day of March 2015.

Angel Ochoa Jr
Notary Public, State of New York
Qualified in King County
No- 01OC6291337
Commission Expires October 15, 2017

GUGGENHEIM SECURITIES, LLC
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Table of Contents

This report**contains (check all applicable boxes)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUGGENHEIM SECURITIES, LLC
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Consolidated Statement of Financial Condition

December 31, 2014

(With Independent Auditors' Report Thereon)

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

GUGGENHEIM

GUGGENHEIM SECURITIES, LLC
330 MADISON AVENUE
NEW YORK, NY 10017
212 644 9444 OFFICE

Guggenheim Securities, LLC Exemption Report

Guggenheim Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company did not claim an exemption from 17 C.F.R. § 240.15c3-3, however, is exempt from filing the Compliance Report based on the SEC Release 34-70074 (Footnote 74)[1].

(2) The majority of the Company's business is cleared by Pershing on a fully-disclosed basis. A portion of the Company's Fixed Income business is self-cleared DVP/RVP and as a result of a potential customer fail, the Company does not claim an exemption from rule 15c3-3. However, the Company has not held customer securities or funds for the period from June 1, 2014 to December 31, 2014 without exception.

[1]SEC Release 34-70074, Footnote 74 "There may be circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions listed under Item 24 of Part IIa. Even though there is not a box to check on the FOCUS Report, these broker-dealers should file an exemption report and related accountant's report."

Guggenheim Securities, LLC

I, Allan Katz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Financial Officer

Date:

3/2/15

[signature]

Angel Ochoa Jr
Notary Public, State of New York
Qualified in King County
No. 01OC6291337
Commission Expires October 15, 2017

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Guggenheim Securities, LLC:

We have reviewed management's statements, included in the accompanying Guggenheim Securities, LLC Exemption Report (the Exemption Report), in which (1) Guggenheim Securities, LLC (the Company) stated that it may file an Exemption Report for the period from June 1, 2014 through December 31, 2014 based upon guidance provided by the Securities and Exchange Commission Staff on February 12, 2015 because (i) items included in its reserve computations during the period from June 1, 2014 through December 31, 2014 were substantially all related to fails-to-receive and fails-to-deliver associated with RVP/DVP transactions, and (ii) the Company had not taken possession of customer funds or securities at any time during the period from June 1, 2014 through December 31, 2014. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the first paragraph above.

Our review was conducted for the purpose of expressing a conclusion that there are no material modifications that should be made to the statements made by the Company referred to above for them to be fairly stated in all material respects. Management's last paragraph in their report is not a required part of the Exemption Report pursuant to 17 C.F.R. § 240.17a-5. We have not reviewed such information and, accordingly, we do not provide any other form of assurance on the information referred to herein.

KPMG LLP

March 2, 2015

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Guggenheim Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Guggenheim Securities, LLC (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Guggenheim Securities, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
March 2, 2015

GUGGENHEIM SECURITIES, LLC
AND SUBSIDIARIES
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Consolidated Statement of Financial Condition

December 31, 2014

(Amounts in thousands)

Assets		
Cash	$	6,818
Due from clearing organizations		188,297
Securities purchased under agreements to resell		7,646,432
Securities owned, at fair value ($507,649 pledged as collateral)		1,262,552
Securities borrowed		9,231
Accrued interest receivable		8,221
Accounts receivable		9,138
Due from affiliates		5,287
Notes receivable from affiliate and employees		2,006
Fixed assets, net of accumulated depreciation and amortization of $4,261		6,943
Goodwill		21,290
Other assets		2,878
Total assets	$	9,169,093
Liabilities and Equity		
Securities sold under agreements to repurchase	$	7,298,552
Securities sold, not yet purchased, at fair value		903,868
Due to clearing organizations		614,885
Note payable		12,000
Due to affiliates		2,444
Accrued expenses and other liabilities		114,608
Total liabilities		8,946,357
Member's equity		222,445
Noncontrolling interest		291
Total equity		222,736
Total liabilities and equity	$	9,169,093

See accompanying notes to consolidated financial statements.

(1) Organization and Nature of Business

Guggenheim Securities, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and the Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of Links Holdings, LLC (Parent) whose ultimate parent is Guggenheim Capital, LLC (Guggenheim). The consolidated statement of financial condition includes the accounts of Guggenheim Trust Assets, LLC and GP Energy Partners, LLC (GEP), both of which are wholly owned subsidiaries of the Company. GEP includes the accounts of Guggenheim Energy Advisors, LLC (GEA), a joint venture in which GEP controls the management of GEA and therefore, the assets and liabilities of GEA are included in the consolidated financial statements.

The Company engages in principal and agency sales and trading of fixed-income securities, exchange-traded futures, and structured products; matched book activities using repurchase and reverse repurchase agreements collateralized by fixed-income securities; equity research; interest rate swaps; agency and principal trading of equity securities; and investment banking and advisory services for merger-and-acquisition, financial restructuring, and underwriting transactions.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated statement of financial condition of the Company has been prepared in comformity with accounting principles generally accepted in the United States of America (GAAP). The consolidated statement of financial condition includes the accounts of the Company and all other entities in which the firm has a controlling financial interest. All material intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of the consolidated statement of financial condition in comformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

(c) Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(d) Securities Owned, Including Those Pledged, and Securities Sold, but Not Yet Purchased

Securities transactions are recorded on the consolidated statement of financial condition on trade-date, as if they had settled. Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements*. Fair value is generally based on quoted market prices or dealer observable

quotations. In certain markets where observable prices are not available for all products, fair value is determined using techniques appropriate for each particular product.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. These transactions may result in additional risk if the market price of the securities changes subsequent to December 31, 2014. The Company seeks to limit this risk by holding offsetting positions or other financial instruments.

(e) Securities Sold under Agreements to Repurchase (Repurchase Agreements) and Securities Purchased under Agreements to Resell (Reverse Repurchase Agreements)

Repurchase agreements and reverse repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase value as specified in the respective agreements.

The Company executes a large portion of its repurchase and reverse repurchase agreements with members of Fixed Income Clearing Corporation (FICC). FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale transactions. The Company monitors the fair value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary.

Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45, *Balance Sheet,* are satisfied.

(f) Securities borrowed

Securities borrowed are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the fair value of securities borrowed on a daily basis, with additional collateral obtained as necessary. Securities borrowed are recorded at the amount of cash collateral advanced adjusted for additional collateral obtained. Interest on such transactions is accrued and is included in receivable from clearing organizations.

(g) Fixed Assets

Fixed assets consist of capitalized project costs, computers and software, leasehold improvements, and office equipment and furniture, which are reported at historical cost less accumulated

depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life of the improvement or the remaining lease term.

Capitalized project costs are accounted for under ASC Topic 350-40, *Intangibles-Goodwill-Other-Internal-Use Software*, and consist of costs related to internally developed software for the Company's internal use.

(h) Goodwill

Goodwill, which was recognized as a result of the acquisition of the Parent and its subsidiaries, including the Company, by Guggenheim in 2001, has been recorded in accordance with the provisions of ASC 350, *Intangibles – Goodwill and Other*. Goodwill is subject to review annually for impairment. During the year, Guggenheim completed the annual impairment test, which did not indicate any goodwill impairment for the Company and, therefore, did not have an effect on the Company's financial condition.

(i) Noncontrolling Interest

For entities that are consolidated, but not 100% owned, a portion of equity is allocated to owners other than the Company and is included and presented separately in noncontrolling interest in the consolidated statement of financial condition.

(j) Income Taxes

The Company is organized as a Delaware limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state income tax returns of the Parent.

ASC 740-10, *Income Taxes-Overall,* requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2014. Further, as of December 31, 2014, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

(k) Accounting Developments

In June 2014, the FASB issued Accounting Standards Update No. 2014-11 ("ASU 2014-11"), "Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures," that amends the accounting for certain repurchase agreements and enhances the required disclosures for repurchase agreements and similar transactions. ASU 2014-11 is effective for annual reporting periods beginning after December 15, 2014, and interim reporting periods beginning after December 15, 2015. While the Company is currently evaluating the potential impact of ASU 2014-11, the adoption of ASU 2014-11 is not expected to have a significant impact on the Company's Statement of Financial Condition.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), an update to Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principal. ASU 2014-09 is effective for annual periods beginning after December 15, 2016. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on the Company's consolidated statement of financial position, consolidated statement of income and consolidated statement of cash flows.

In June 2014, the FASB issued ASU 2014-12, "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" ("ASU 2014-12"), an update to Topic 718 – Compensation – Stock Compensation. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-12 on the Company's consolidated statement of financial position, consolidated statement of income and consolidated statement of cash flows.

(3) Fair Value

(a) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., not a forced liquidation or distressed sale). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets, or liabilities
>
> Level 2 – Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets
>
> Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. As required by FASB ASC 820, the fair values of assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

(b) Fair Value Measurements

The following is a summary of the financial assets and liabilities that are accounted for on a recurring basis by level within the fair value hierarchy as of December 31, 2014:

Assets		Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
			(In thousands)		
Securities owned:					
U.S. government and agency	$	760,317	191,233	—	951,550
Municipal		—	95,389	—	95,389
Corporate debt		—	128,259	996	129,255
Collateralized debt obligations		—	25,007	13	25,020
Mortgage-backed securities		—	11,816	60	11,876
Other asset-backed securities		—	40,732	7,318	48,050
Equities		—	836	538	1,374
Derivatives		38	—	—	38
Total	$	760,355	493,272	8,925	1,262,552
Liabilities					
Securities sold, not yet purchased:					
U.S. government and agency	$	874,113	722	—	874,835
Municipal		—	—	—	—
Corporate debt		—	24,431	—	24,431
Collateralized debt obligations		—	—	—	—
Mortgage-backed securities		—	—	—	—
Other asset-backed securities		—	3,151	—	3,151
Equities		—	1,430	—	1,430
Derivatives		21	—	—	21
Total	$	874,134	29,734	—	903,868

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

U.S. Government and Agency Securities

U.S. government and agency securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy. U.S. agency securities comprise three main categories consisting of agency-issued debt, agency mortgage pass-through pool securities, and collateralized mortgage obligations. Noncallable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable to-be-announced (TBA) security. Collateralized mortgage obligations are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities. Actively traded noncallable agency-issued debt securities are generally categorized in Level 1 of the fair value hierarchy. Callable agency-issued debt securities, agency mortgage pass-through pool securities, and collateralized mortgage obligations are generally categorized in Level 2 of the fair value hierarchy.

Municipal Securities

Municipal securities are measured based on prices observed for recently executed market transactions of comparable size and are categorized within Level 2 of the fair value hierarchy.

Corporate Debt Securities

Corporate bonds are measured primarily using pricing data from prices observed for recently executed market transactions of comparable size, and bond spreads or credit default swap spreads of the issuer adjusted for basis differences between the swap curve and the bond curve. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If pricing data or spread data is not available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name, or index credit default swap curves for comparable issuers, and recovery rate assumptions. Corporate bonds measured using alternative valuation techniques are categorized within Level 3 of the fair value hierarchy.

High-yield corporate and convertible bonds are categorized within Level 2 of the fair value hierarchy and are measured primarily using prices observed for recently executed market transactions of comparable size. Where pricing data is less observable, valuations are categorized within Level 3 and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financings or recapitalizations, models incorporating financial ratios, and projected cash flows of the issuer and market prices for comparable issuers.

Collateralized Debt Obligations

Collateralized debt obligations measured based on prices observed for recently executed market transactions are categorized within Level 2 of the fair value hierarchy. If external prices or spread data is not available and alternate valuation techniques using cash flow models incorporating assumptions for constant prepayment rates, constant default rates, and severity for comparable securities are utilized, then these securities are categorized as Level 3 of the fair value hierarchy.

Mortgage-Backed Securities

Mortgage-backed securities are valued based on price or spread data obtained from observed transactions. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of indexes are also used as an additional data point for benchmarking purposes or to price outright index positions.

Mortgage-backed securities are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then the securities are categorized in Level 3 of the fair value hierarchy.

Other Asset-Backed Securities

Other asset-backed securities are bonds or notes backed by financial assets. Typically these assets consist of, but are not limited to securities backed by auto-loans, credit card receivables, aircraft loans, and student loans, and are categorized within Level 2 or Level 3 of the fair value hierarchy. Valuations are determined by similar securities that are recently traded in the market and/or valuation models.

Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized as Level 1 of the fair value hierarchy; otherwise, they are categorized within Level 2 of the fair value hierarchy.

Nonexchange-traded equity securities are measured primarily using valuation prices observed for subsequent financing or capital issuances by the company and are categorized within Level 3 of the fair value hierarchy.

Derivatives

Derivatives include listed option contracts that are actively traded and are valued based on quoted prices from the exchange. They are categorized as Level 1 of the fair value hierarchy.

Level 3 Securities

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is the greatest for instruments categorized in Level 3.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2013:

	Balance at January 1, 2014	Realized (losses)	Unrealized gains	Purchases	Sales	Transfers in	Transfers (out)	Balance at December 31, 2014
				(In thousands)				
Securities owned:								
Corporate Debt	$ —	(769)	71	310	—	1,384	—	996
Collateralized debt obligations	220	(220)	—	1	—	12	—	13
Mortgage-backed securities	5,832	(5,810)	42	50	—		(54)	60
Other asset-backed securities	6,948	(5,780)	606	2,604	(10)	8,295	(5,345)	7,318
Equities	418	—	120	—	—	—		538
Total	$ 13,418	(12,579)	839	2,965	(10)	9,691	(5,399)	8,925

GUGGENHEIM SECURITIES, LLC
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Notes to Consolidated Statement of Financial Condition

December 31, 2014

During 2014, there were $5.4 million in transfers from level 3 to level 2. Such transfers out of Level 3 represent securities for which relative pricing data had not been available at December 31, 2013, but became available during 2014 because of recent trading activity.

During 2014, there were $9.7 million in transfers to level 3 from level 2. Such transfers into Level 3 represent securities for which relative pricing had been available at December 31, 2013, but became stale during 2014. The duration of time since the last mark on each security is actively tracked and reviewed periodically to identify prices that may have become stale.

		Change in unrealized appreciation (depreciation) in 2014 for assets held at December 31, 2014 (In thousands)
Securities owned:		
Corporate Debt	$	71
Collateralized debt obligation		
Mortgage-backed securities		42
Other asset-backed securities		604
Equities		120
Total	$	837

Quantitative Information about Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements

The table below presents information on the valuation techniques, significant unobservable inputs, and their ranges for financial assets subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance. The range of unobservable inputs could differ significantly across different firms given the range of products across different firms in the financial services sector. The inputs are not representative of the inputs that could have been used in the valuation of any one financial instruments; that is, the input used for valuing one financial instrument within a particular class of financial instruments may not be appropriate for valuing other financial instruments within that given class. Additionally, the ranges of inputs presented below should not be construed to represent uncertainty regarding the fair values of the Company's financial instruments.

Financial instruments owned		Market value	Valuation technique	Significant unobservable input(s)		Range
Corporate debt	$	996	Discounted cash flows	Constant prepayment rate		0% to 25%
				Constant default rate		0% to 6.5%
				Loss severity		30% to 95%
Collateralized debt obligations		13	Discounted cash flows	Constant prepayment rate		0% to 25%
				Constant default rate		0% to 5%
				Loss severity		30% to 50%
Mortgage-backed securities		60	Discounted cash flows	Constant prepayment rate		0% to 18%
				Constant default rate		0% to 12%
				Loss severity		30% to 110%
Other asset-backed securities		7,318	Discounted cash flows	Constant prepayment rate		0% to 25%
				Constant default rate		0% to 12%
				Loss severity		30% to 110%
				Futue lease rates	$	1,000 to 400,000 per month
				Residual Values	$	0 to 30,250,000
Corporate equity securities		538	Private company valuation	Price per share	$	0.72

Sensitivity of Fair Value Changes in Significant Unobservable Inputs

For recurring fair value measurements within Level 3 of the fair value hierarchy, the sensitivity of the fair value measurement to changes in significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

- Corporate debt, collateralized debt obligations, mortgage-backed securities, and other asset backed securities using discounted cash flow valuation technique. A significant increase (decrease) in isolation in the constant default rate or loss severities would result in significantly lower (higher) fair value measurement. The impact of changes in the constant

prepayment rate would have differing impacts depending on the capital structure of the security.

- Corporate equity securities using a private company valuation. A significant increase (decrease) in the price per share would result in a significantly higher (lower) fair value measurement.

The fair values of other financial assets and liabilities carried at cost (consisting primarily of receivables and payables to clearing organizations, accounts receivable, and reverse repurchase and repurchase agreements) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replicable on demand, or bear interest at market rates.

(4) Due to and Due from Clearing Organizations

The balance due to and due from clearing organizations represents the net amount due to or from the clearing organizations for settled and unsettled transactions and related activity. As of December 31, 2014, balances due to and from clearing organizations consist of the following:

		Due from	Due to
		(In thousands)	
Securities failed-to-deliver/receive	$	176,779	174,622
Receivable from clearing organizations		11,518	—
Payable to clearing organizations		—	440,263
	$	188,297	614,885

The Company clears certain of its principal and customer transactions through another broker-dealer, Pershing, on a fully disclosed basis. The amount payable to clearing brokers relates to the aforementioned transactions and is collateralized by securities owned by the Company.

(5) Collateral

The Company's agreements with its clearing organizations permit the clearing organizations to use the Company's securities as collateral for Company-related borrowings and as collateral for securities sold but not yet purchased and related activity. The Company also pledges securities to collateralize repurchase transactions where the counterparty has the right by contract or custom to sell or repledge the securities. Pledged securities that can be sold or repledged by counterparties equal approximately $508 million and are identified in the consolidated statement of financial condition.

Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45, are satisfied. The following table presents the gross and net resale and repurchase agreements and the related offsetting amount permitted under ASC 210-20-45. The Company does not have resale and repurchase agreements that are not permitted to be offset under ASC

210-20-14 but would be eligible for offsetting to the extent an event of default occurred and a legal opinion supporting enforceability of the offsetting rights has been obtained.

		Gross amounts of recognized assets/ liabilities	Gross amounts offset on the consolidated statement of financial condition	Net amounts of assets/ liabilities included on the consolidated Statement of financial condition
			(In thousands)	
Securities purchased under agreements to resell	$	13,674,951	(6,028,519)	7,646,432
Securities sold under agreements to repurchase		13,327,071	(6,028,519)	7,298,552

(6) Related-Party Transactions

On September 11, 2013, the Company entered into a $15 million Promissory Note Agreement with Guggenheim. The note is due and payable by Guggenheim within 15 days of demand. The note is unsecured and pays interest at 7%. On June 30, 2014, the Company and Guggenheim agreed to treat the note receivable plus accrued interest of $0.8 million as a permanent capital distribution. Upon distribution, the note was cancelled.

On April 30, 2014, the Company entered into a Services Agreement with an affiliate whereby the Company is paid a fee for services provided in connection with the affiliate's leveraged loan business. At December 31, 2014, $2.8 million is included in due from affiliates in the consolidated statement of financial condition.

On June 4, 2014, the Company entered into a $1.0 million Promissory Note Agreement with a subsidiary of Guggenheim. The note is due and payable within 15 days of demand.

Affiliates may pay certain expenses on behalf of the Company throughout the year. The Company records an expense and an associated payable and remits cash payment to the affiliates on a monthly basis. At December 31, 2014, $2.4 million is included in due to affiliates in the consolidated statement of financial condition. The Company may also pay expenses on behalf of affiliates throughout the year. The Company records a receivable and collects cash payment from the affiliates on a monthly basis. At December 31, 2014, $0.2 million is included in due from affiliates in the consolidated statement of financial condition.

The Company has an Employee Allocation Agreement with an affiliate whereby the affiliate reimburses the Company for services provided by the respective employees to the affiliate.

The Company has a Service Agreement with the Parent and certain subsidiaries of Guggenheim under which the following services are provided: premises; technology services, including hardware, software, and telecommunications; corporate finance, including accounting, tax, and planning; human resources and benefits administration; general administration; legal; and marketing.

The Company provided customer introduction services and transaction advisory services to various affiliates and a company owned by several shareholders of Guggenheim. At December 31, 2014, $1.6 million is included in due from affiliates in the consolidated statement of financial condition.

The Company facilitates financing to various affiliates through its reverse repo and repo business. As of December 31, 2014, the Company had $1.8 billion of reverse repurchase agreements with affiliate counterparties and $1.8 billion of repurchase agreements with affiliate counterparties. In addition, an affiliate assisted with facilitating a financing transaction for the Company.

The Company facilitates commission-based fixed income and equity trading along with providing access to underwriting transactions to various affiliates and clients of affiliates in the ordinary course of business.

As of December 31, 2014, Guggenheim and a shareholder of Guggenheim have provided loans directly to employees of the Company (none of which are executive officers or directors) totaling $3.7 million. At December 31, 2014 $1 million is included in notes receivable from affiliate and employees in the consolidated statement of financial condition

(7) Off-Balance-Sheet Risk and Concentrations of Credit Risk

Off-Balance-Sheet Risk

Customer securities transactions are cleared through Pershing, LLC (Pershing) on a fully disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and Pershing provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from Pershing on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

The Company engages in short-term principal trading activities, including entering into securities sold, not yet purchased positions in order to manage exposure to market risk. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2014 at the fair values of the related securities.

As part of the Company's financing and hedging activities, the Company enters into forward repurchase agreements, futures, and options transactions. In connection with these transactions, there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to

perform according to terms of the contracts. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument.

As part of the Company's international equities and fixed-income business, the Company enters into foreign exchange transactions to facilitate the settlement of trades in local currencies. As these foreign currency transactions are typically converted to U.S. dollars to match the settlement of the underlying transactions, the Company expects the risk of loss due to foreign currency exposure to be minimal.

Additionally, the Company enters into contracts that contain a variety of customary representations and warranties, which provide customary general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company enters into futures, mortgage-backed TBAs, and when-issued securities, which provide for the delayed delivery of the underlying instrument. The Company's futures transactions are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, these futures transactions generally do not have credit risk. The credit risk for TBAs and when-issued securities is limited to the unrealized fair valuation gains recorded in the consolidated statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Open equity in futures transactions is recorded as receivable from or payable to clearing organizations, as applicable. The gross notional amounts of futures contracts as of December 31, 2014 are $.4 billion (asset) and $1.5 billion (liability) with a weighted average maturity of approximately 16 months. The average monthly trading volume of futures is approximately 3,139 contracts.

The gross notional amounts of option contracts as of December 31, 2014 are $100 million (asset) and $100 million (liability) with a weighted average maturity of approximately 2 months. The average monthly trading volume of options is approximately 1,775 contracts.

Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. It is also the policy of the Company to obtain possession of collateral with market value equal or in excess of the principal account loaned under resale agreements.

(8) Fixed Assets

At December 31, 2014, fixed assets consisted of the following (in thousands):

Computers and software	$	8,000
Capitalized project costs		1,932
Office equipment and furniture		973
Leasehold improvements		299
		11,204
Less accumulated depreciation and amortization		(4,261)
Net book value	$	6,943

(9) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of minimum net capital and an additional minimum net capital requirement for reverse repurchase overcollateralization. The Company is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17 and requirements of the NFA, and is required to maintain adjusted net capital equivalent to the greater of $1,000,000 or 8% of customer and noncustomer risk maintenance margin requirements on all positions, as these terms are defined. At December 31, 2014, the Company had net capital of $124.2 million, which was $122.8 million in excess of its required net capital of $1.4 million.

The Company currently does not carry any customer accounts and various customer transactions are cleared through other broker-dealers on a fully disclosed basis. The only transactions that are self-clearing are the repurchase and reverse repurchase agreement transactions and most U.S. government and agency transactions. The U.S. government and agency business may trigger a reserve formula requirement only in the case of a failed transaction.

The Company has a signed proprietary accounts of introducing brokers (PAIB) agreement with Pershing to enable it to include certain assets as allowable assets in its net capital computation.

(10) Employee Benefit Plans

All participating employees are eligible to participate in the Guggenheim 401(k) plan (the Plan). For the year ended December 31, 2014, the Company made discretionary matching contributions of $1.6 million for its pro-rata share of the Plan. At December 31, 2014, such contributions are included in accrued expenses and other liabilities on the consolidated statement of financial condition.

(11) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries as of December 31, 2014:

		Guggenheim Trust Assets, LLC	GP Energy Partners, LLC
		(In thousands)	
Total assets	$	—	475
Member's equity		—	125

The member's equity of these subsidiaries is excluded from the Company's computation of net capital per Rule 15c3-1.

(12) Commitments and Contingencies

The Company has obligations under operating leases for premises with noncancelable terms in excess of one year, which expire at various dates through 2028 and have various renewal options and escalation clauses. For the year ended December 31, 2014, $0.2 million of accrued rent was included in accrued expenses and other liabilities on the consolidated statement of financial condition.

The Company is involved in various pending and threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the operation of the Company or its consolidated financial position.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2014, and were subsequently settled had no material effect on the consolidated financial statements as of that date.

(13) Unit-Based Compensation

Phantom units are granted in the Guggenheim Capital Phantom Unit Plan (the Phantom Plan) as part of an overall retention plan to retain key employees. Participants are credited with phantom units that track the value of common units of Guggenheim. Participants receive dividend distributions and liquidating distributions in cash, on a pari passu basis with Guggenheim's common units. Phantom awards issued as part of the Company's annual incentive compensation are classified as equity awards granted by Guggenheim to Company personnel. The ultimate settlement of phantom units through conversion to Guggenheim common units or cash distributions is Guggenheim's obligation.

The Company recognizes Phantom Plan awards in accordance with ASC Topic 718, *Compensation-Stock Compensation.* Under ASC 718, these awards were issued at the grant date fair value. Associated grant

awards are treated as noncash capital contributions from the Parent in the year the awards are granted. In 2014, the Company awarded 1,350,683 phantom units to certain key employees, which were recorded as a liability as of December 31, 2013 and subsequently issued in 2013 as fully vested phantom units. The Company also issued 572,756 phantom units related to the vesting of current year awards. The Company received $36.3 million of noncash capital contributions from the Parent related to the grant of current and prior year awards. A transfer of 31,371 units was transferred to the Company in 2014 to due to an employee transfer who had phantom units issued to him from an affiliate.

At December 31, 2014, the total number of units outstanding under the Plan specifically related to Company employees was as follows:

	Units	average price
Outstanding at December 31, 2013	1,794,959	$ 9.11
Issued during 2014	1,923,439	11.44
Transfers	31,371	10.26
Outstanding at December 31, 2014	3,749,769	10.25

(14) Subsequent Events

Guggenheim Securities, LLC FCM registration with the NFA (National Futures Association) was withdrawn effective February 13, 2015.

The Company made a $6.7 million capital distribution to its parent.

Management has evaluated all subsequent events for the Company after the consolidated statement of financial condition date through March 2, 2015, the date the financial statements were available to be issued, and has concluded there are no recognized or nonrecognized events that require financial statement disclosure.